ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-137902
Dated: May 4, 2007



Buffered Underlying Securities (BUyS)
Linked to the Russell 2000® Index
2 Year Maturity ■ 100% Upside Participation ■ 10% Downside Protection

Indicative Terms & Conditions – May 4, 2007   **Offering Period: May 4, 2007 – May 25, 2007**

Summary Terms

Issuer	:	Deutsche Bank AG, London Branch (Moody's Aa3)
Offering	:	Buffered Underlying Securities (BUyS) Linked to Russell 2000® Index due May 29, 2009 (the "Securities")
Denominations	:	$1,000 per Security (minimum investment $1,000)
Underlying	:	The Russell 2000® Index (Bloomberg: RTY <INDEX>)
Initial Level	:	Official closing level of the Underlying on the Initial Valuation Date
Final Level	:	Official closing level of the Underlying on the Final Valuation Date
Index Return	:	(Final Level – Initial Level) / Initial Level
Participation	:	100%
Maximum Return	:	33%
Buffer Level	:	10% of the Initial Level (first 10% depreciation of the Underlying is fully protected)
Payment at Maturity	:	The Securityholder will receive at maturity for each $1,000 Security face amount:

• If the Final Level is greater than or equal to the Initial Level:

  $1,000 + [$1,000 x (the greater of (a) Index Return x Participation or (b) Maximum Return)]

• If the Final Level declines from the Initial Level, and such decline is equal to or less than the Buffer Level:

  $1,000

• If the Final Level declines from the Initial Level, and such decline is greater than the Buffer Level:

$1,000 + [$1,000 x (Index Return + Buffer Level)]

Listing		Unlisted – Indicative secondary pricing may be obtained on Bloomberg Page: DBUS <GO> or on the X-markets website at http://www.usxmarkets.db.com
Business Days	:	London and New York (following business day convention)
Form of Security	:	Global, Book-Entry. The Securities will be represented by a single registered global security deposited with The Depository Trust Company
Agents	:	Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas



Discounts and Commissions	:	The Agents will not receive a commission in connection with the sale of the Securities. The Agents may pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 security face amount
Security Codes	:	CUSIP: 2515A0 CW 1 ISIN: 2515A0CW18

Relevant Dates

Offering Period	:	May 4, 2007 – May 25, 2007 at 2:00 p.m. EST
Initial Valuation Date	:	May 25, 2007
Initial Settlement Date	:	May 31, 2007 (Initial Valuation Date plus three Business Days)
Final Valuation Date	:	May 26, 2009
Maturity /Final Settlement Date	:	May 29, 2009 (Three Business Days following the Final Valuation Date)



BUyS Product Snapshot
Indicative Terms

Structure:
- **Underlying:**   The Russell 2000® Index (Bloomberg: RTY <Index>)
- **Maturity:**   May 29, 2009 (2 Years)
- **Participation:**   100% upside participation
- **Maximum Return:**   33%
- **Buffer Level:**   10%
- **Downside Risk:**   One-for-one downside participation with 10% Buffer

Positioning:
- Equity alternative that facilitates a moderately bullish view on the Underlying.
- 100% upside participation in the performance of the Underlying at maturity.
- BUyS will outperform the Underlying at maturity if the Final Level is below the Initial Level.

Best Case Scenario:
- If the Final Level is above the Initial Level, investors receive 100% of the performance of the Underlying at maturity up to a maximum of 33% of the Initial Level. Not including your initial investment, the maximum total return is 33%.
- An investment in BUyS is not callable or averaged.

Worst Case Scenario:
- Investment in the Securities is protected at maturity by the Buffer Level
- If the Underlying declines below the Initial Level by more than the Buffer Level, an investment in the Securities will decline by 1% for every 1% decline in the Underlying below the Buffer Level of 10%.
- Maximum loss is 90% of the initial investment, subject to the credit of the Issuer.

Risk Considerations:
- Because the Securities do not offer 100% protection of your initial investment, and the return on the Securities is linked to the performance of the Underlying, you may lose up to 90% of your initial investment.
- Your maximum gain on the Securities is limited to the Maximum Return. The Payment at Maturity will not exceed 33% of your initial investment.
- Return on the Securities is linked to the value of the Underlying (without taking into consideration the value of dividends paid on the component stocks of the Underlying).
- An investment in the Securities is subject to the credit of the Issuer.

Investing in the Securities involves a number of risks. See "Selected Risk Factors" on the last page of this product snapshot, "Selected Risk Considerations" in the accompanying term sheet and "Risk Factors" in the accompanying product supplement.

Hypothetical Scenario Analysis at Maturity:

- Hypothetical scenario analysis contained herein does not reflect the reinvestment of dividends and does not reflect advisory fees, brokerage or other commissions, or any other expenses an investor may incur in connection with the Securities.
- No representation is made that any trading strategy or account will, or is likely to, achieve results similar to those shown. Hypothetical results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from the analysis below.





Selected Risk Factors

- **YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS** — The Securities do not guarantee any return of your initial investment in excess of $100 per $1,000 security face amount. The return on the Securities at maturity is linked to the performance of the Russell 2000® Index (the "Underlying") and will depend on whether, and the extent to which, the Underlying performance is positive or negative.

- **YOUR MAXIMUM GAIN ON THE SECURITIES IS LIMITED TO THE MAXIMUM RETURN** — The Payment at Maturity will not exceed 33% of your initial investment.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY** — Certain built-in costs, such as our estimated cost of hedging, are likely to adversely affect the value of the Securities prior to maturity. You should be willing and able to hold your Securities to maturity.

- **NO PERIODIC COUPON OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — You will not receive periodic coupon payments on the Securities or have voting rights or rights to receive cash dividends or other distributions.

- **CURRENCY EXCHANGE RISK** — Because the closing prices of the component securities are converted into U.S. dollars for purposes of calculating the value of the Underlying, investors in the Securities will be exposed to currency exchange rate risk with respect to each of the currencies in which the component securities trade.

- **NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES** — The value of your Securities will not be adjusted for fluctuations in exchange rates related to the U.S. dollar that might affect the Underlying.

- **LACK OF LIQUIDITY** — There may be little or no secondary market for the Securities. The Securities will not be listed on any securities exchange.

- **OUR RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE UNDERLYING OR THE MARKET VALUE OF THE SECURITIES** — We and our affiliates and agents may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Securities, which could affect the level of the Underlying or the value of the Securities.

- **POTENTIAL CONFLICTS** — Because we and our affiliates play a variety of roles in connection with the issuance of the Securities, including acting as calculation agent and hedging our obligations under the Securities, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Securities.

- **MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES** — In addition to the level of the Underlying on any day, the value of the Securities will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other.

- **THE U.S. TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR** — Significant aspects of the U.S. federal income tax treatment of the Securities are uncertain, and no assurance can be given that the Internal Revenue Service will accept, or a court will uphold, the tax consequences described in term sheet No. 86J-2 related to this offering.



You may revoke your offer to purchase the Securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the Securities prior to their issuance. We will notify you in the event of any changes to the terms of the Securities, and you will be asked to accept such changes in connection with your purchase of any Securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the Securities. The Russell 2000® Index was developed by the Frank Russell Company ("Frank Russell") and is calculated, maintained and published by Frank Russell. Frank Russell has licensed certain trademarks and trade names to Deutsche Bank AG. The Securities are not sponsored, endorsed, sold, or promoted by Frank Russell. Frank Russell makes no representations or warranties to the owners of the Securities or any member of the public regarding the advisability of investing in the Securities. Frank Russell has no obligation or liability in connection with the operation, marketing, trading or sale of the Securities.